SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2007

CIMATRON LIMITED
(Translation of Registrant’s name into English)

11 Gush Etzion Street, Givat Shmuel, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CIMATRON LIMITED By: /s/ Ilan Erez —————————————— Ilan Erez Chief Financial Officer

Dated: August 8, 2007

FOR IMMEDIATE RELEASE

Cimatron Reports 9% Revenue Growth over Q2 2006
and $0.04 EPS in Q2 2007

—	150% Operating Income Growth over Q1 2007

—	16% Growth in Software License Revenues over Q2 2006

Givat Shmuel, Israel, – August 7, 2007– Cimatron Limited (NASDAQ: CIMT), a leading provider of integrated CAD/CAM solutions for the toolmaking and manufacturing industries, today announced financial results for the second quarter of 2007.

Cimatron’s business and financial results continue to improve compared to the first quarter of 2007, as well as compared to the second quarter of 2006. Revenue and profit growth are mostly due to positive acceptance of recently-launched products. The increase in operating profit in the second quarter of 2007 consists of more than 80% of the revenue growth in this quarter.

Financial Highlights:

Revenues for the second quarter of 2007 increased by 9.3% to $5.51 million compared to $5.04 million in the second quarter of 2006. Software license revenues in the second quarter of 2007 increased by 16.4% compared to the same quarter in 2006. For the first 6 months of 2007, revenue increased by 4.1% to $10.84 million, compared to $10.42 million in the same period of 2006. Software license revenues in the first half of 2007 increased by 8.7% compared to the same period in 2006.

Gross Profit for the second quarter of 2007 was $4.7 million as compared to $4.1 million in the same period in 2006, a 14.6% increase. Gross margin in the second quarter was 85% of revenues, compared to 81% of revenues in Q2 2006. In the first 6 months of 2007, gross profit increased 7.3% to $9.2 million, compared to $8.5 million in the first 6 months of 2006. Gross margin for the 6 months ended on June 30th, 2007 was 85% of revenues as compared to 82% of revenues in the same period of 2006.

Operating Profit in the second quarter of 2007 was $282 thousand, compared to an operating loss of $(145) thousand in the second quarter of 2006. In the first 6 months of 2007, Cimatron reports an operating profit increase to $395 thousand, compared to an operating profit of $86 thousand in the first 6 months of 2006.

Net Profit for the second quarter of 2007 was $291 thousand, or $0.04 per diluted share, compared to a net profit of $18 thousand, or $0.00 per diluted share recorded in the same quarter of 2006. In the first 6 months of 2007, net profit increased by 98.3% to $472 thousand, or $0.06 per diluted share, compared to a net profit of $238 thousand, or $0.03 per diluted share, in the first 6 months of 2006.

Commenting on the results, Danny Haran, President and Chief Executive Officer of Cimatron, said, “We are very pleased with the consecutive improvement in our financial and business results, being the result of implementation of our strategic plan. Cimatron’s turnaround is based on broader product offering, geographical re-focusing and more efficient operations, all of which led to improved profitability.”

Mr. Rimon Ben-Shaoul, Chairman of the Board of Directors of Cimatron said, “We believe that Cimatron is now well positioned to further increase its market share and accordingly its revenues in order to become a larger player in the industry. Following the exercise of the option to increase its holding in Microsystem to 51%, Cimatron continues to consider M&A opportunities, as part of its general growth strategy to further increase its offering and global presence.”

Conference Call Information:

Cimatron’s management will host a conference call with the investment community to discuss and review the results, on August 8th, 2007:

The conference call will start at 9:00 EST (16:00 Israel time)

To listen to the conference call, please dial:

From the US: 1-888-668-9141

From Israel: 03-9180688

International: +972-3-9180688

For those unable to listen to the live call, a replay of the call will be available from the day after the call under the investor relations section of Cimatron’s website, at: www.cimatron.com

About Cimatron

With more than 20,000 installations worldwide, Cimatron is a leading provider of integrated, CAD/CAM solutions for mold, tool and die makers as well as manufacturers of discrete parts. Cimatron is committed to providing comprehensive, cost-effective solutions that streamline manufacturing cycles, enable collaboration with outside vendors, and ultimately shorten product delivery time. Cimatron’s cutting-edge CAD/CAM solutions are widely used in the automotive, medical, consumer plastics, electronics, and other industries.

Founded in 1982, Cimatron is publicly traded on the NASDAQ exchange under the symbol CIMT. Cimatron’s subsidiaries and extensive distributor network are located in over 35 countries to serve customers worldwide with complete pre- and post-sales support. For more information, please visit http://www.cimatron.com.

Safe Harbor Statement

This press release includes forward looking statements, within the meaning of the Private Securities Litigation Reform Act Of 1995, which are subject to risk and uncertainties that could cause actual results to differ materially from those anticipated. Such statements may relate to the company’s plans, objectives and expected financial and operating results. The words “may,” “could,” “would,” “will,” “believe,” “anticipate,” “estimate,” “expect,” “intend,” “plan,” and similar expressions or variations thereof are intended to identify forward-looking statements. Investors are cautioned that any such forward-looking statements are not guarantees of the future performance and involve risks and uncertainties, many of which are beyond the company’s ability to control. The risks and uncertainties that may affect forward looking statements include, but are not limited to: currency fluctuations, global economic and political conditions, marketing demand for Cimatron products and services, long sales cycle, new product development, assimilating future acquisitions, maintaining relationships with customers and partners, and increased competition. For more details about the risks and uncertainties of the business, refer to the Company’s filings with the Securities and Exchanges Commission. The company cannot assess the impact of or the extent to which any single factor or risk, or combination of them, may cause. Cimatron undertakes no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

CIMATRON LIMITED
CONSOLIDATED STATEMENTS OF INCOME
(US Dollars in thousands, except for per share data)

	Three months ended		Six months ended
	June 30,		June 30,
	2007	2006	2007	2006

Total revenue	5,511	5,044	10,844	10,418

Total cost of revenue	806	937	1,677	1,871

Gross profit	4,705	4,107	9,167	8,547

Research and development expenses, net	1,011	1,110	2,107	2,183

Selling, general and administrative expenses	3,412	3,142	6,665	6,278

Operating income	282	(145)	395	86

Net income	$291	$18	$472	$238

Net income per share - basic and diluated	$0.04	$0.00	$0.06	$0.03

Weighted average number of shares outstanding

Basic EPS (in thousands)	7,868	7,835	7,852	7,835

Diluted EPS (in thousands)	7,967	7,835	7,871	7,835

CIMATRON LIMITED
CONSOLIDATED BALANCE SHEETS
(US Dollars in thousands)

	June 30,	December 31,
	2007	2006

ASSETS
CURRENT ASSETS:
Total cash, cash equivalents and short-terms investments	$8,205	$5,597
Other current assets	5,813	5,828

Total current assets	14,018	11,425

Deposits with insurance companies and severance pay fund	2,532	2,653

LONG-TERM INVESTMENTS:
Marketable investments	1,033	1,287
Investments in affiliated companies	683	748

Total long-term investments	1,716	2,035

Net property and equipment	922	1,010

Total other assets	764	784

Total assets	$19,952	$17,907

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:

Total current liabilities	$7,823	$6,083

Accrued severance pay	2,762	3,003

Minority interest	(13)	(24)

Total shareholders' equity	9,380	8,845

Total liabilities and shareholders' equity	$19,952	$17,907

Contact:
Ilan Erez, Chief Financial Officer	Yael Nevat,
Cimatron Ltd.	Commitment-IR.com
Tel.; 972-3-531-2121	Tel: 972-9-741 8866, +972-50-762-6215
E-mail: ilane@cimatron.com	E-mail: yael@commitment-IR.com